EXHIBIT 10.22

(Intuit Logo)

October 12, 2000

Richard William Ihrie

Dear Bill,

On behalf of the Intuit team, it is with great pleasure that I extend to you this formal offer of employment, to join us in the position of Senior Vice President, Technology, reporting directly to me. We have all been impressed and excited by your talents, energy and enthusiasm, and believe that your capabilities will help us grow in new and highly interesting ways.

The terms of our offer are as follows:

BASE COMPENSATION

For your services, you will be paid an annual base salary of $300,000.00.

You will also be eligible to participate in Intuit’s Employee Performance Profit Sharing Program. Performance Profit Sharing payments are made semi-annually to employees in good standing. Performance Sharing is never guaranteed, since it depends on the Company’s growth and profitability.

BONUS

In addition to Performance Profit Sharing, you will also participate in the Annual Variable Pay (“AVP”) Program. The AVP Bonus Program will be 50% of your base salary at target if you are employed on the date the AVP Bonus is paid. Payouts are tied to the achievements of the Company and individual objectives.

Also included with this offer is a one-time bonus of $200,000.00 (gross) payable January 10, 2001. If you leave Intuit voluntarily, or involuntarily for reasons of Cause (“Cause” shall consist of gross negligence in the carrying out of your duties, willful violation of any Intuit policy, or willful misconduct which materially affects your work effectiveness), within twelve (12) months of January 10, 2001, you agree to reimburse Intuit 1/12th of the Bonus for each month of service less than twelve (12) months.

EQUITY

You will receive rights, subject to approval by the Compensation Committee of Intuit’s Board of Directors, to purchase 100,000 shares of Common Stock of Intuit Inc. in the form of non-qualified stock options, at an exercise price equal to fair market value of Intuit’s Common Stock on the date of grant. Such options shall be subject to the terms of the Intuit Inc. 1993 Equity Incentive Plan: which include 25% of the options vesting twelve months from the date of the grant, and with the 1/48th of the remaining vesting monthly thereafter for the next three years, provided you remain employed on the vesting date, except as set forth below.

SEPARATION BENEFITS

In the event of voluntary termination or termination with Cause, you will not be entitled to any cash severance benefits or additional vesting of stock options.

In the event of your involuntary termination without Cause, you will be entitled to a single lump sum severance payment equal to six (6) months of your current annual base salary (less applicable deductions and withholdings) payable within 30 days after the effective date of your termination. In addition you will receive accelerated vesting and exercise rights on that portion of your outstanding new hire options to purchase Intuit common stock that would have vested during that six (6) month period.

REAL ESTATE LOAN

Intuit will provide you with a low interest loan in an amount up to $1,800,000.00 for the purpose of purchasing a home near Intuit’s Mountain View Headquarters, with the provision that you provide a minimum of 20% of the purchase price of this new home. Intuit will seek to give you the lowest possible interest rate that stays within IRS guidelines and will have a security interest in this home. Annual payments on this loan will be for interest only, and will be due and payable in August of each year. All unpaid, accrued Interest and Principal will be due at the sale of the home; at termination of employment; or at 10 years from the origination of the loan, whichever comes first. In the event of any involuntary termination without Cause, you will have up to six months to repay all remaining Interest and Principal, in line with the separation benefits above.

Intuit agrees to forgive the first interest payment due on August 15, 2001. All taxes associated with the forgiveness of this interest payment will be borne by you alone.

RELOCATION EXPENSE REIMBURSEMENT

Intuit will reimburse you for expenses associated with moving some of the furniture and household goods in your primary residence in Alamo to a second home that you purchase near Intuit’s Mountain View Headquarters.

If within one year of your date of hire with Intuit, you should decide to sell your primary residence in Alamo and situate in a new primary residence near Intuit’s Mountain View Headquarters, you will be eligible for moving expense reimbursement as follows:

1.	Reasonable and customary costs associated with the sale of your primary residence in Alamo, including real estate sales commissions, documentation fees, and other closing costs.

2.	Reasonable and customary costs associated with the purchase of a new primary residence near Intuit’s Mountain View Headquarters, including such items as title search fees, documentation fees, etc., but excluding loan points.

3.	Packing, shipping and unpacking of household goods from Alamo to the new location.

It is understood that in the event that you should utilize this relocation benefit, and you have already purchased a second home in a location near Intuit’s Mountain View Headquarters, that any costs associated with the sale of this home to move into your new primary residence will be borne by you alone.

It is also agreed that the amount of the real estate loan that Intuit has provided on this home may be transferred to the new primary residence with the terms and conditions for repayment remaining unchanged.

VACATION

You will accrue three (3) weeks of vacation during your first year of employment.

SICK DAYS

You will be granted 40 hours each calendar year in the event of any personal illness. Your sick leave will accrue at the rate of 1.54 hours per pay period (bi-weekly).

PERFORMANCE/SALARY REVIEWS

Performance and Salary Reviews are conducted at least once per year.

INSURANCE

You will be covered by the company’s group health, life and dental insurance plans. Your benefits will be effective on the first day of the month following your date of hire.

START DATE

We anticipate that your start date will be November 27, 2000.

CONFIDENTIALITY

This letter confirms our understanding that you are not subject to any employment agreement that would preclude us from offering this position to you or you joining our organization. This also confirms that you will not be asked to disclose to us or utilize any confidential or proprietary information from your prior places of employment, and that you understand that you must not do so. In addition, you will agree to execute and abide by a non-disclosure agreement as a condition of employment.

This letter also confirms the understanding that employment at Intuit is at the mutual consent of you and Intuit, and is at will in nature and can be terminated at anytime by yourself or Intuit. You will be required to show proof of citizenship, permanent residency in the United States, or authorization to work in the United States, when you begin work at Intuit. This letter constitutes the entire agreement between you and Intuit and supersedes any and all prior agreements between the parties regarding employment. Please review these terms and make sure they are consistent with your understanding. If so, please sign and date both copies of this letter and confirm your planned start date. The original of this letter is for your records. If you have any questions, please feel free to contact me at _________ or Sherry Whiteley at _________.

Bill, we look forward to you joining the Intuit team.

Sincerely,

/s/ Steve Bennett
President & CEO

AGREED AND ACCEPTED:

/s/ Richard William Ihrie	Date: 10/14/00

Start Date: 11/27/00